

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Mr. Andrew C. Florance
Chief Executive Officer
CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

> **Re: CoStar Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-24531**

Dear Mr. Florance:

        We have reviewed your filing and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview</u>

<u>Subscription-Based Services, page 35</u>

1.   In the risk factor disclosures on page 18, you state that your success and revenues depend on attracting and retaining subscribers. Please tell us whether you considered disclosing the number of subscribers for each period and the average revenue per subscriber or explain to us why you do not believe this information would be meaningful to investors. Also, tell us what other metrics, aside from renewal and cancellation rates, you use in analyzing your business. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

2.   We note that you had foreign losses of approximately $13.0 million during the year ended December 31, 2012. We also note that your rate reconciliation includes an adjustment for foreign income taxes that appears to increase the tax benefit relating to these losses by $3.0 million and an adjustment to the valuation allowance that appears to decrease the tax benefit relating to these losses by $3.0 million. Please clarify whether you have recognized a full valuation allowance for the tax benefit associated with the $13.0 million foreign operating losses recognized in 2012 and how your rate reconciliation reflects this. As part of your response, please clarify the nature of any reconciling items that have been presented on a net basis and what consideration you gave to separate disclosure of these items as required by Rule 4-08(h) of Regulation S-X.

3.   We note your disclosure on page F-15 that you recorded $32.6 million of deferred income taxes, net in connection with the LoopNet acquisition. Please clarify the nature of these deferred taxes and how they are reflected in the deferred tax assets and liabilities disclosed in the table on page F-26. In this regard, we note that your deferred tax liability relating to intangibles increased by $55.5 million. Please clarify the composition of the other deferred tax assets and liabilities acquired.

Note 15. Employee Benefit Plans, page F-32

4.   We note that as of March 31, 2013, you reassessed the probability of achieving the performance condition associated with your February 2012 grant of restricted common stock and determined that it was probable that the performance condition would be met by the March 31, 2017 forfeiture date. As a result, you recorded a total of approximately $11.3 million of stock-based compensation expense for the three months ended March 31, 2013 related to these grants and expect to record an additional estimated unrecognized stock-based compensation expense of approximately $12.4 million during the remainder of 2013 and in 2014. Please clarify the factors that changed between December 31, 2012 and March 31, 2013, which resulted in your determination that it was now probable that the performance conditions would be met. As part of your response, please clarify whether there were significant changes in your actual performance results for the first quarter of fiscal 2013 as compared to the fourth quarter of fiscal 2012. In addition, we note from the disclosure in your Form 8-K filed on April 24, 2013, that forecasted non-GAAP income before income taxes will range between $95 million and $100 million for 2013. Please clarify why you do not consider it probable that the performance condition will be achieved in fiscal 2013. Please also tell us the authoritative accounting literature upon which you relied in accounting for these grants and determining the period over which to recognize the compensation expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Patrick Gilmore for

Kathleen Collins
Accounting Branch Chief